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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.
99 Fu Quan Road
Shanghai 200335, People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
By:	/s/ Xiaofan Wang Name: Xiaofan Wang Title: Chief Financial Officer

Date: December 9, 2015

 EXHIBIT INDEX

Exhibit No.	Description
99.1	UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—CTRIP.COM INTERNATIONAL LTD
99.2	MANAGEMENT'S DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIALS RESULTS OF NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014—CTRIP.COM INTERNATIONAL LTD
99.3	AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—CTRIP.COM INTERNATIONAL LTD
99.4	UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—QUNAR CAYMAN ISLANDS LIMITED
99.5	AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—QUNAR CAYMAN ISLANDS LIMITED
99.6	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
99.7	CONSENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, FOR THE INCLUSION OF REPORTS IN FORM S-8 OF CTRIP.COM INTERNATIONAL, LTD.

EX-101.INS XBRL Taxonomy Instance Document
EX-101.SCH XBRL Taxonomy Extension Schema Document
EX-101.CAL XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB XBRL Taxonomy Label Linkbase Document
EX-101.PRE XBRL Taxonomy Presentation Linkbase Document

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SIGNATURES
EXHIBIT INDEX